UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Beckman Coulter, Inc.
Full Name of Registrant

Former Name if Applicable

4300 N. Harbor Blvd.
Address of Principal Executive Office (Street and Number)

Fullerton, CA 92835
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (“Form 10-Q”) of Beckman Coulter, inc. (the “Registrant”) could not be filed with the Securities and Exchange Commission (“SEC”) by the May 10, 2006 due date without unreasonable effort or expense for the reasons discussed below.

The Registrant announced in a press release issued on May 3, 2006 that the Audit and Finance Committee of its Board of Directors is overseeing an inquiry into claims made by a former employee. This individual alleged in a letter dated April 17 that his recent termination, as part of the company’s restructuring, was because of certain accounting and financial reporting issues that he claims he brought to the attention of his supervisor. These allegations involve obsolescence of about $25 million of inventory, accounting for returned equipment under lease, and disclosure of causes for change in expenses.

As disclosed in the May 3, 2006 press release, the Audit and Finance Committee has retained outside counsel and an outside forensic accounting firm to assist in the inquiry and is taking the time and all necessary steps to perform a thorough and complete examination of the allegations. As a result of this ongoing inquiry, the Registrant is unable to finalize certain information necessary to complete the preparation of the Form 10-Q.

The Registrant did not represent in Part II of this form that it would be able to file the Form 10-Q by May 15, 2006, which is the five-day extension permitted by Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended and can not commit to file its quarterly report on that date for the foregoing reasons.

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jack E. Sorokin	(714)	773-6907
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary unaudited financial results as of and for the three months ended March 31, 2006, and comparisons of those results to prior periods, along with a preliminary discussion of those results and comparisons, are included in the Registrant’s May 3, 2006 press release and its current report on Form 8-K furnished to the SEC on May 3, 2006. These results may change as a result of review by the company’s independent accountants and management, including results of the inquiry being conducted by the Audit and Finance Committee of the Board of Directors.

Some of the statements in this notice are forward-looking statements. These statements are based on beliefs and expectations of the Registrant’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Registrant makes no promise to update any forward-looking statement except as required by law, whether as a result of changes in underlying factors, new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the timing and outcome of the review being conducted on behalf of the Audit and Finance Committee.

Beckman Coulter, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2006	By	/S/ ARNOLD A. PINKSTON
Arnold A. Pinkston
Senior Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).